Letter To Shareholders

While there was a great deal accomplished throughout fiscal 2000, the final tally of financial results was disappointing. Consolidated earnings for the year amounted to an increase of 7.7 percent over fiscal 1999 but did not come anywhere near projected earnings due to circumstances that negatively affected the Company's gas operations. Consolidated earnings of $471,452 equates to $1.02 per share compared with dividends paid in the amount of $1.30 per share. In an effort to resolve some of the issues that affect earnings capabilities of the gas operations portion of our businesses, management filed an application for rate relief with the New York State Public Service Commission (PSC) during the year. There were several issues involved and resolved with this particular application that will become effective February 22, 2001. Hence, the Company will receive the benefits of this filing during a portion of fiscal 2001. In short, the final result of the rate application is designed to produce net operating income of $1,498,000 as compared to $1,121,423 in the test year. Thus, under normal circumstances, this rate structure will result in a 10.7 percent return on equity with an overall rate of return 9.1 percent.

The Company's subsidiaries, including Corning Natural Gas Appliance Corporation, The Foodmart Plaza, Tax Center International, and Prudential Ambrose & Shoemaker Real Estate were all successful in producing improved results during 2000 over the prior year. Combined, the subsidiary companies accounted for $385,800 of net income compared with $218,300 the prior year, an increase of 77 percent. Obviously, this indicates that earnings derived from gas operations amounted to only $85,700 throughout 2000 which compares to $219,700 during 1999. Let us briefly review the reasons for the subpar results of the gas operations and then look at the individual accomplishments of each subsidiary company.

CORNING NATURAL GAS CORPORATION

Insufficient earnings derived from gas operations might indicate a weak business climate and a slowdown in natural gas deliveries. On the contrary, gas deliveries to residential, commercial, and industrial customers that are not under a set contract basis were actually up 8 percent from the prior year. The local economy is indeed healthy and unemployment in the area is at record low levels. While we did experience another milder than average winter for the third straight year, the numbers show that gas deliveries and corresponding revenues are robust. A prolonged cold winter would certainly help, but the majority of the low earnings situation lies elsewhere. Two related factors combined to place a serious dent in net income. First, the Company was placed in a position to borrow large sums of short- term capital throughout the year and secondly, interest rates continued to climb during this period. At fiscal year end the Company's short term debt exceeded $5 million, an increase of $3 million from the previous year. Interest rates increased 1.5 percent during the year. These two factors added approximately $115,000 to overhead. Additional debt was required to fund storage gas as well as undercollections of gas costs. The large increases in the cost of gas towards the end of the year only served to exacerbate this situation. This debt will decline as we move through the winter months as we deplete gas in storage and recover undercollections at the same time. Another sizable expense was the lost and unaccounted for gas cost. While the Company experienced gains from this mechanism in the past, we have incurred an expense for the past two years. For fiscal 2000 this amounted to $121,000 before tax. Incentive earnings from capacity assignment sales continues to decline as expected. The Company received $36,000 less in revenues from capacity assignments during 2000 than the prior year. The other single most significant item contributing toward low earnings is the fact that the Company has not received any rate relief since September 1, 1996. Over this period of time expenses in every area have continued to climb. Health care insurance, liability insurance, wages and related overheads, vehicle operational costs, and other expenses necessary for day- to- day operations have all gone up significantly over the past four years. Management has monitored the results of other rate applications filed with the Public Service Commission over this period and has witnessed some discouraging outcomes. Regulators and legislators in Albany have been on a relentless quest to force down utility rates in an effort to help retain businesses and attract new business to the state. Even though this Company continues to provide gas service at one of the lowest levels in the state, we have been caught up in this political maelstrom. As such, management has been reluctant to request relief during the past few years until there was absolutely no other recourse. The outcome of the rate application filed July 10, 2000 has already been mentioned and is more thoroughly reviewed further on in this report.

APPLIANCE SUBSIDIARY

The Corning Natural Gas Appliance Corporation recorded its best year with earnings of $256,000 representing a 42 percent improvement over 1999. The Company achieved a 16 percent increase in the sales and installation of central heating units and gas fireplaces. Service revenues remained flat as did revenues from rentals of water heaters, clothes dryers and water conditioning equipment. Net income was also elevated from interest revenue received primarily from loans to other subsidiaries. The Company sold 800 units of major appliances during the year and made over 2,700 billable service calls. We continue to operate three retail stores with four full time, on the road, sales representatives. The Company has been able to achieve stability and some growth in this very competitive marketplace by placing emphasis on quality of workmanship, continuity, training, and low turnover of skilled employees. Expectations for the future remain high as the local economy continues at a vibrant pace.

TAX CENTER INTERNATIONAL

The Company's accounting services and tax preparation subsidiary served over 1,000 clients and generated over $364,000 in service revenues during fiscal 2000. Revenue increases of 32 percent helped to produce nearly $85,000 in net earnings, a 16 percent improvement over l999. After tax income represents an impressive 23 percent of gross revenues. Personnel changes and additions throughout the year have enabled the Company to improve its ability to better serve its clients. Tax Center International currently operates with seven full time employees including its manager and vice-president, Ms. Firouzeh "Fi" Sarhangi, who enthusiastically looks toward more growth during the upcoming year.

THE FOODMART PLAZA

The Company's retail plaza produced earnings of just over $100,000 on revenues of $389,000 during fiscal 2000. Last year the plaza generated approximately $40,000 of income which is more typical of expectations. One of the tenants who had vacated its space in the plaza to move into a newly constructed building opted to buy out its remaining 4 year lease at 50 cents on the dollar. This provided the Company with a one time lump sum gross revenue and accounts for the large improvement in earnings. More importantly this activity places this empty building back into the Company's control. Negotiations with a major retail marketer are nearly complete and we expect to have this building open and creating new traffic possibilities for all tenants within a few months. No significant capital investments were required during the year and the plaza continues to be fully occupied with the one exception already mentioned. The Company still has a property tax assessment court case to be decided that, if successful, will produce further reduction in expenses.

30 31

PRUDENTIAL AMBROSE & SHOEMAKER REAL ESTATE

A vigorous local economy has continued to drive a very active residential real estate market throughout the three county area served by the real estate business. Total gross revenues on commissions generated from listing and selling properties, property management fees, rental commissions, auction sales, desk rentals, and referrals amounted to $4,559,000 representing a 16 percent increase from the prior year. Gross earnings, referred to as " company dollar", which is total revenues less commissions, fees, and referrals paid, amounted to $1,793,000, a 2 percent increase over 1999. The company dollar figure becomes the basis for the operating expenses of the business and from which the Company is managed. The Company made progress as it ended the prior year with a loss of $77,000 and ended fiscal 2000 with a loss of $33,000. This business is the result of two merged real estate companies to form the areas largest real estate firm that generates more listings, sales and commissions than all of our competitors combined. Expectedly there have been some merger and growing pains. Most importantly, throughout the fiscal year management has identified over $250,000 in overhead that was unnecessary and has made the changes required to reduce costs accordingly prior to the end of the year. After some extensive work we have a budget established for 2001 that is designed to produce a healthy return on this investment. Needless to say, we are all looking toward the upcoming year with renewed excitement.

36

CORNING MORTGAGE COMPANY

Corning Mortgage Company LLC ( a wholly-owned subsidiary of Corning Natural Gas Appliance Corp.) has been formed to start a mortgage lending services company. During the year, Corning Mortgage Company formed and equal joint venture, Choice One Lending LLC, with Elmira Savings & Loan (E S & L). Management recognized that the real estate business creates a large number of potential mortgage opportunities every day as it is involved in approximately 1,000 real estate closings each year. This company will not actually lend mortgage money but will serve the customer to locate the best source of funds and do all the service work necessary to create the mortgage loan. This is strictly a fee generated business. Choice One Lending currently has one employee, Ms. Marilyn Baxter, who is the manager of this new venture. Ms. Baxter has an extensive background in the banking and loan origination business. ES&L has the banking knowledge and will be utilized as a primary funding company, Ms. Baxter has the hands on management capabilities, and our organization has access to the ultimate customer. The business will be operated out of the Elmira branch office of the real estate company. Our portion of this new venture incurred $20,206 in start up costs during fiscal 2000 . Although we are behind schedule, we are pleased to announce that Choice One Lending received its license approval from the New York State banking authority in mid November, 2000 so that it may begin processing mortgage loans.

LOCAL ECONOMY

The driving force behind almost everything that is going on in the Company's service area revolves around the intense expansion and change of Corning, Incorporated. This world wide Company with its headquarters located in Corning has been in a whirlwind growth mode in the past few years. They are determined to be the world's leader in the primary, high tech, communications industry that is fueled by fiber optics and the complex components that make it operate. Gone are the days of consumer products such as the dishware known as Corelle and Pyrex. This whole division has been sold to World Kitchens, Inc. They have spent over $10 Billion in the past few years to purchase Willow Systems Inc., IntelliSense, NZ Applied Technologies, Photonics Technology Research Center, NetOptix, Optical Polymer Group, Optovac, Oak Industries, Pirelli SpA-Optical Components, Champion Products Inc., and part of Siemens AG. These companies produce electronic precision optical instruments, micro-electromechanical systems, optical networking components, thin film optical filters, calcium fluoride optics, optical fiber, cable, and pump lasers among other products. While these companies are located all over the globe there is a direct impact upon this region. A major photonics components plant has been constructed here that employs 1,100 and is already physically expanding to employ an additional 700 people. Their primary research center located in Erwin has just doubled in size and its growth continues. Approximately 200 scientists have been added to their research effort as total employment there has ballooned to 1,700. Construction is underway in the same area for a 43,000 square foot office facility to house approximately 200 photonic technologies engineers. Corning Inc.'s expenditures on research, development and engineering has jumped from $175.7 million in 1995 to $362.6 million at the end of 1999.

Obviously, Corning Natural Gas Corporation serves all of Corning, Inc.'s new buildings, plants, and expansions of existing facilities with gas for space heating and processing requirements. But, more importantly, Corning, Inc.'s growth touches all sectors of the community we serve. There has been a large increase in demand for new housing. A 144 unit apartment complex is nearing completion in Erwin along with a variety of new housing projects that range in value from $150,000 to $500,000. A new post office is under construction and there is a very serious need for a major school facility. A new Wal-Mart Store, a new hotel, restaurants, and an expansion to the YMCA are all in various stages of construction. The Corning Federal Credit Union, which has occupied its current facility just 10 y ears is already doubling its size with a 50,000 square foot expansion. The Corning - Elmira Regional Airport "industrial park" now has a half dozen new commercial buildings and several more under construction. And finally, after years of planning and development, The Corning Museum of Glass has completed the addition to and total rehabilitation of this area's major tourist attraction. This gem is much more than a museum, it is an experience, an attraction that will be visited by hundreds of thousands of people for many years to come. This, of course, fuels all of the other tourist attractions in the Finger Lakes Region as well as the hotels and motels, the restaurants, theaters and retail shops.

As you can see, it is an exciting time to be in this community and in the entire Finger Lakes Region. Our Company, which is really our employees and each of our affiliates' employees, are geared up, connected so to speak, to meet the challenges before us. Our personnel have always done a great job to meet the requirements of our customers and we take pride in moving forward with this team as we move into a demanding and exciting new year.

Thomas K. Barry

Chairman of the Board,

President and CEO